GMS CAPITAL CORP

GMS Capital Corp
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA
(514) 287-0103
Fax: (514) 938-6066

February 8, 2010

VIA EDGAR
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Washington, D.C. 20549

File No. 333-162201 and File No. 000-53519

Re: GMS Capital Corp. Response to SEC comment letter dated December 14, 2009

Dear Ms. Jacobs,

We have reviewed your letter regarding our S-1, 10-K/A and 10-Q/A concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Form S-1

Cover Page

1.
Your responses to comments 3 and 9 indicate that the escrow agreement between you and Gilles Poliquin, Attorney, has been amended and filed as exhibit 10.5 to your amended registration statement.  However, we note that the Emas Escrow Agreement is still filed as exhibit 10.5 in your filing.  Please ensure that the escrow agreement with Gilles Poliquin is filed as an exhibit to your amended registration statement.

Response

We have noted your comment- the agreement was provided for filing as exhibit 10.5 however was somehow not filed as part of our first amendment.  We will ensure that it is properly filed as exhibit 10.5 in this 2nd amendment.

Item 3. Summary Information and Risk Factors

We will incur increased costs as a result of being a public company, which could affect our profitability and operating results, page 18.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

GMS CAPITAL CORP

2.
Your reference to the new rules implemented by the Nasdaq National Market implies that you are or will be trading on the Nasdaq National Market.  Please clarify for investors that your shares of common stock are currently not trading on the Nasdaq National Market or delete such reference

Response

We have noted your comment have deleted the reference in the amended filing. The amended disclosure reads:

The Sarbanes-Oxley Act of 2002 and the new rules subsequently implemented by the Securities and Exchange Commissions and the Public Company Accounting Oversight Board have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We expect to spend between $50,000 to $100,000 in legal and accounting expenses annually to comply with Sarbanes-Oxley. These costs could affect profitability and our results of operations.

Plan of Distribution, page 21

3.	In your response to comment 12, you state that you do not plan to seek an exemption from registration in any states. Please clarify which states you intend to register for sale your securities.

Response

We have noted your comment and added the following disclosure:

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

GMS CAPITAL CORP

State Securities – Blue Sky Laws

There is no established public market for our common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as "Blue Sky" laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

We will consider applying for listing in Standard and Poor's Corporate Manual, which, once published, will provide us with “manual” exemptions in approximately 33 states as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled “Standard Manuals Exemptions.”

Thirty-three states have what is commonly referred to as a "manual exemption" for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor's Corporate Manual, secondary trading of our common stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia and Wyoming. We cannot secure this listing, and thus this qualification, until after our registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

Limitations Imposed by Regulation M

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution.

4.
Further, you state that investors interested in buying shares in this offering should remit checks payable to you and mail the checks directly to your business location.  Please tell us how you intend to use an escrow agent to facilitate this offering.

Response

We have noted your comment and have updated the disclosure in the amended filing to instruct the investor to send payment directly to the escrow agent as per the escrow agreement. The amended disclosure reads:

In order to buy shares of our common stock you must complete and execute the subscription agreement and return it to Gilles Poliquin, Escrow agent at 500 St-Martin Blvd, Suite 500, Laval, Quebec, H7M 3Y2 Canada. Payment of the purchase price must be made by check payable to the order of "GMS Capital.Corp. IN TRUST" The check may be delivered directly to abovementioned address.

5.
In your response to comment 13, you clarify that officers, directors, employees, and affiliates will be allowed to participate in this offering.  Please address the remainder of this comment (i.e., disclose whether they will be allowed to purchase the requisite number of shares required to meet the minimum shares sold during this offering.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

GMS CAPITAL CORP

Response

We have noted your comment and added the following disclosure:

Our officers, directors, employees and affiliates may purchase shares offered under this prospectus and will be allowed to purchase the requisite number of shares required to meet the minimum shares sold during this offering:

Customers, page 45

6.
In your response to comment 17, you indicate that NTD Apparel represents 100% of your maintenance, subscription, and professional services but that you have not yet formalized your agreement.  To the extent that you have agreed on terms, please include a description of the material terms of your agreement with NTD Apparel pursuant to Item 101(h)(4)(vi) of Regulation S-K.

Response

We have noted your comment and have updated our disclosure to read:

We are currently dependent on our current customer NTD Apparel Inc. (“NTD”), which represents 100% of our Maintenance, Subscription and Professional Services revenues.  We have yet to formalize our agreements with them with the signature of our Services Agreement.  However, a verbal agreement exists for the following delivery of products and services:
•	NTD will pay Cdn$100 per hour for all custom development services delivered to NTD by the Company as it pertains to NTD’s use of the Company’s software
•	NTD will pay Cdn$100 per hour for all maintenance services performed by the Company on the Company’s software
•	NTD will pay license fees of Cdn$2,000 per Retailer Module license to the Company

Research and Development, page 47

7.
We note in your response to comment 30 that you did not spend funds on research and development in the fiscal years 2007 and 2008.  However, your disclosure on page 47 and in Note 2 of your Financial Statements implies that you have incurred costs on activities that relate to research and development of new products.  Please clarify that you have not incurred any expenses in the fiscal years 2007 and 2008.

Response

We have noted your comment and have clarified that we have not incurred any expenses related to Research and Development in the fiscal years 2007, 2008 and 2009 within the amended prospectus and 2008 10-K/A and all 2009 10-Q/A filings.

Certain Relationships and Related Transactions, page 52

8.
In response to comment 24, you indicate that funds were advanced to Teliphone Inc., a related company, which were subsequently returned, prior to March 31, 2009.  However, we note that this disclosure is not included in your filing pursuant to Item 404(d) of Regulation S-K.  Please disclose this transaction fully in your amended registration statement, including the names of the parties involved, or tell us why you think that disclosure is not required.  Similarly, please disclose the names of those parties referenced in Note 6 (page F-19) and Note 5 (page F-39) to your Financial Statements or tell us why you think disclosure is not required.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

GMS CAPITAL CORP

Response

We have noted your comment and have updated our disclosure to read:

The Company advanced $1,900 to Teliphone Inc. on September 5, 2008.  This advance was subsequently repaid on March 12, 2009.  The Company disclosed this as a related party advance in its notes to the financial statements for the year ended December 31, 2008 since Teliphone Inc. is considered a related party.  George Metrakos, the Company’s President, CEO, CFO and Chairman is also the President of Teliphone Inc., a private Canadian company of which Mr. Metrakos owns a minority stake (5.9% at the time) of Teliphone Inc.’s parent company, Teliphone Corp., a Public, Nevada Company that trades its common stock on the Over-The-Counter Bulletin Board Exchange.

Item 15. Recent Sales of Unregistered Securities, page 59

9.
We note that in response to comment 26, you state that your conversion of 2,578,000 shares of Metratech Retail Systems Inc. to GMS Capital Corp. is the same reincorporation process descried in Note 1 to your Financial Statements.  Please explain the exemption from registration that you relied upon for this transaction.

Response

The conversion of the shares of our common stock listed above were affected in reliance on the exemptions for transfer of securities not involving a public offering, as set forth in Regulation S promulgated under the Securities Act.  The parties were non-U.S. entities and  acknowledged the following: The parties are not a United States Person, nor are the parties acquiring the shares directly or indirectly for the account or benefit of a United States Person.   For purposes of this response, “United States Person” within the meaning of U.S. tax laws, means a citizen or resident of the United States, any former U.S. citizen subject to Section 877 of the Internal Revenue Code, any corporation, or partnership organized or existing under the laws of the United States of America or any state, jurisdiction, territory or possession thereof and any estate or trust the income of which is subject to U.S. federal income tax irrespective of its source, and within the meaning of U.S. securities laws, as defined in Rule 902(o) of Regulation S, means:

(i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. person; (iv) any trust of which any trustee is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if organized under the laws of any foreign jurisdiction, and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

For 10-K for Fiscal Year Ended December 31, 2008

Item 3. Legal Proceedings, page 14

10.
We note your response to comment 28 and the updates made to your Form S-1.  However, references to a subsidiary of your company still appear within your Form 10-K.  This comment also pertains to your amended Forms 10-Q.  Please ensure that you revise your filings accordingly.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

GMS CAPITAL CORP

Response

We have noted your comment and have amended our filing on Form 10-K/A, and 10-Q/A to remove all such references of subsidiaries.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23.

11.
We have reviewed your response to prior comment 43 and note that in your amended Form 10-K your report on disclosure controls and procedures, which was included in your original Form 10-K, has been omitted.  Revise to provide the disclosures required under Item 307 of Regulation S-K.  To the extent you include a definition of disclosure controls and procedures in your disclosure, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).  This comment also pertains to your amended Forms 10-Q.

Response

We have noted your comment and added the following disclosure (and revised the 10-K and 10-Q filings to reflect the discussion of disclosure controls and procedures):

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives. As required by SEC Rule 13a-15(b), our management carried out an evaluation, with the participation of our Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has used the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

GMS CAPITAL CORP

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 15, Exhibits, page 30

12.
Please update your exhibits list to your Form 10-K to ensure that only those documents pertaining to your Form 10-K are filed.  In this regard, we note that you have included exhibits that pertain to your Form S-1 Registration statement and have not included the certifications required by your Chief Financial Officer and Chief Executive Officer.  Please revise accordingly.

Response

We have noted your comment and added the required disclosure.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos
President & CEO
GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada

Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com